FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

for the period ended 30 September 2011

November 2011

Statement of Financial Position

as at 30 September 2011

		Group		Bank
€ 000’s	Note	30.9.2011	31.12.2010	30.9.2011	31.12.2010
ASSETS
Cash and balances with central banks		5.133.013	7.530.483	1.960.765	5.069.505
Due from banks		3.224.510	3.321.454	7.335.865	7.091.089
Financial assets at fair value through profit or loss		2.456.099	1.723.112	1.843.715	1.082.292
Derivative financial instruments		3.154.889	1.731.192	2.487.130	1.542.961
Loans and advances to customers	7	74.717.520	77.261.870	56.027.426	58.242.991
Investment securities		17.851.128	20.367.387	11.215.860	12.044.649
Investment property	10	232.473	213.180	—	—
Investments in subsidiaries		—	—	9.061.959	8.415.877
Investments in associates		39.373	39.246	8.021	7.298
Goodwill, software and other intangible assets	9	2.242.167	2.560.197	145.506	140.807
Property and equipment	10	2.031.168	2.070.446	369.404	388.104
Deferred tax assets		834.207	470.701	704.417	366.168
Insurance related assets and receivables		717.114	822.066	—	—
Current income tax advance		215.331	136.667	215.331	136.667
Other assets		2.628.505	2.474.719	1.782.392	1.755.936
Non-current assets held for sale		21.885	21.885	20.513	20.513
Total assets		115.499.382	120.744.605	93.178.304	96.304.857

LIABILITIES
Due to banks		31.991.186	29.898.696	31.520.508	28.869.460
Derivative financial instruments		3.683.223	1.790.556	3.119.235	1.404.051
Due to customers	11	60.667.959	68.039.037	45.446.938	52.471.008
Debt securities in issue	12	2.626.990	2.370.303	2.072.368	2.103.771
Other borrowed funds	12	2.015.959	2.061.773	977.770	1.078.098
Insurance related reserves and liabilities		2.753.697	2.834.752	—	—
Deferred tax liabilities		78.672	119.016	—	—
Retirement benefit obligations		123.561	152.012	57.656	79.887
Current income tax liabilities		27.659	76.091	—	21.925
Other liabilities		3.110.576	2.497.016	2.272.527	1.496.537
Total liabilities		107.079.482	109.839.252	85.467.002	87.524.737

SHAREHOLDERS’ EQUITY
Share capital	14	5.137.952	5.137.952	5.137.952	5.137.952
Share premium account	14	3.326.063	3.327.740	3.324.623	3.326.321
Less: treasury shares	14	(494)	(4.901)	—	—
Reserves and retained earnings		(512.616)	1.194.109	(751.273)	315.847
Equity attributable to NBG shareholders		7.950.905	9.654.900	7.711.302	8.780.120

Non-controlling interests		84.596	834.693	—	—
Preferred securities		384.399	415.760	—	—
Total equity		8.419.900	10.905.353	7.711.302	8.780.120

Total equity and liabilities		115.499.382	120.744.605	93.178.304	96.304.857

Athens, 29 November 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 11 to 27 from an integral part of these financial statements

Income Statement

for the period ended 30 September 2011

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.9.2011	30.9.2010	30.9.2011	30.9.2010

Interest and similar income		4.902.130	4.770.092	2.802.515	2.598.404
Interest expense and similar charges		(2.007.986)	(1.636.484)	(1.047.735)	(777.044)
Net interest income		2.894.144	3.133.608	1.754.780	1.821.360

Fee and commission income		522.478	513.177	177.163	203.540
Fee and commission expense		(154.846)	(65.716)	(138.430)	(45.903)
Net fee and commission income		367.632	447.461	38.733	157.637

Earned premia net of reinsurance		603.067	728.151	—	—
Net claims incurred		(505.138)	(664.825)	—	—
Earned premia net of claims and commissions		97.929	63.326	—	—

Net trading income / (loss) and results from investment securities		(190.709)	(260.903)	(287.706)	(467.274)
Net other income/(expense)		(52.829)	(49.546)	(4.506)	(99.764)
Total income		3.116.167	3.333.946	1.501.301	1.411.959

Personnel expenses		(1.073.641)	(1.143.459)	(651.619)	(702.371)
General, administrative and other operating expenses		(522.100)	(554.365)	(252.500)	(269.454)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(146.972)	(147.411)	(62.384)	(62.924)
Amortisation and write-offs of intangible assets recognised on business combinations		(17.068)	(19.195)	—	—
Finance charge on put options of non-controlling interests		(1.357)	(1.653)	(1.357)	(1.653)
Credit provisions and other impairment charges	4	(1.443.340)	(1.005.280)	(1.143.810)	(723.372)
Impairment of Greek Government Bonds	4	(1.645.231)	—	(1.427.114)	—
Share of profit of associates		562	2.969	—	—
Profit / (loss) before tax		(1.732.980)	465.552	(2.037.483)	(347.815)

Social responsibility tax and non off-settable taxes	5	—	(92.560)	—	(87.931)
Tax benefit / (expense)	5	408.405	(82.315)	494.289	55.286
Profit / (loss) for the period		(1.324.575)	290.677	(1.543.194)	(380.460)

Attributable to:
Non-controlling interests		21.470	31.796	—	—
NBG equity shareholders		(1.346.045)	258.881	(1.543.194)	(380.460)

Earnings / (losses) per share - Basic and diluted	6	€(1,42)	€0,28	€(1,61)	€(0,63)

Athens, 29 November 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 11 to 27 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2011

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.9.2011	30.9.2010	30.9.2011	30.9.2010

Profit / (loss) for the period		(1.324.575)	290.677	(1.543.194)	(380.460)

Other comprehensive income / (expense):
Available for sale securities, net of tax		340.543	(762.224)	476.019	(659.051)
Currency translation differences, net of tax		(869.311)	298.350	755	210
Net investment hedge, net of tax		(9.400)	(145.036)	—	—
Cash flow hedge, net of tax		(3.023)	—	—	—
Other comprehensive income / (expense) for the period	15	(541.191)	(608.910)	476.774	(658.841)

Total comprehensive income / (expense) for the period		(1.865.766)	(318.233)	(1.066.420)	(1.039.301)

Attributable to:
Non-controlling interests		16.853	43.623	—	—
NBG equity shareholders		(1.882.619)	(361.856)	(1.066.420)	(1.039.301)

Athens, 29 November 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 11 to 27 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2011

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.9.2011	30.9.2010	30.9.2011	30.9.2010

Interest and similar income		1.680.503	1.643.460	976.292	897.811
Interest expense and similar charges		(738.385)	(600.174)	(394.051)	(296.553)
Net interest income		942.118	1.043.286	582.241	601.258

Fee and commission income		177.613	168.346	58.329	65.106
Fee and commission expense		(56.487)	(37.683)	(52.654)	(31.207)
Net fee and commission income		121.126	130.663	5.675	33.899

Earned premia net of reinsurance		164.331	241.962	—	—
Net claims incurred		(141.465)	(211.099)	—	—
Earned premia net of claims and commissions		22.866	30.863	—	—

Net trading income / (loss) and results from investment securities		(106.224)	(75.423)	(164.023)	(91.397)
Net other income/(expense)		(12.968)	(10.022)	(31.716)	(32.018)
Total income		966.918	1.119.367	392.177	511.742

Personnel expenses		(344.768)	(378.414)	(213.449)	(235.100)
General, administrative and other operating expenses		(171.370)	(188.388)	(81.425)	(87.997)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(48.567)	(50.435)	(20.686)	(21.562)
Amortisation and write-offs of intangible assets recognised on business combinations		(5.334)	(6.513)	—	—
Finance charge on put options of non-controlling interests		(467)	(359)	(467)	(359)
Credit provisions and other impairment charges		(541.794)	(343.522)	(415.387)	(258.615)
Share of profit of associates		(530)	551	—	—
Profit / (loss) before tax		(145.912)	152.287	(339.237)	(91.891)

Tax benefit / (expense)		111.372	(26.320)	141.874	18.884
Profit / (loss) for the period		(34.540)	125.967	(197.363)	(73.007)

Attributable to:
Non-controlling interests		1.315	12.664	—	—
NBG equity shareholders		(35.855)	113.303	(197.363)	(73.007)

Earnings / (losses) per share - Basic and diluted		€(0,03)	€0,18	€(0,21)	€(0,10)

Athens, 29 November 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 11 to 27 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2011

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.9.2011	30.9.2010	30.9.2011	30.9.2010

Profit / (loss) for the period		(34.540)	125.967	(197.363)	(73.007)

Other comprehensive income / (expense):
Available for sale securities, net of tax		(273.029)	207.373	(89.585)	107.379
Currency translation differences, net of tax		(274.402)	(120.997)	(139)	(136)
Cash flow hedge, net of tax		(9.269)	—	—	—
Other comprehensive income / (expense) for the period		(556.700)	86.376	(89.724)	107.243

Total comprehensive income / (expense) for the period		(591.240)	212.343	(287.087)	34.236

Attributable to:
Non-controlling interests		7.514	13.892	—	—
NBG equity shareholders		(598.754)	198.451	(287.087)	34.236

Athens, 29 November 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 11 to 27 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the period ended 30 September 2011

	Attributable to equity holders of the parent company												Non-
	Share capital		Share premium				Available for sale	Currency	Net		Reserves &		controlling Interests &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares		Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2010	3.035.208	357.500	2.953.106		382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	—	3.719.391	8.453.450	1.374.068	9.827.518
Other Comprehensive Income	—	—	—		—	—	(760.728)	282.176	(145.036)	—	2.851	(620.737)	11.827	(608.910)
Net profit/(loss) for the period	—	—	—		—	—	—	—	—	—	258.881	258.881	31.796	290.677
Total Comprehensive Income	—	—	—		—	—	(760.728)	282.176	(145.036)	—	261.732	(361.856)	43.623	(318.233)
Share capital issue costs, net of tax	—	—	(14.000	)*	—	—	—	—	—	—	—	(14.000)	—	(14.000)
Issue & repurchase of preferred securities	—	—	—		—	—	—	—	—	—	35.511	35.511	(96.058)	(60.547)
Dividends to preferred securities	—	—	—		—	—	—	—	—	—	(21.165)	(21.165)	—	(21.165)
Dividends to preference shares	—	—	—		—	—	—	—	—	—	(70.858)	(70.858)	—	(70.858)
Share based payments	—	—	—		—	—	—	—	—	—	12.306	12.306	—	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—		—	—	—	—	—	—	7.862	7.862	(47.960)	(40.098)
(Purchases)/ disposals of treasury shares	—	—	—		—	(526)	—	—	—	—	(7.313)	(7.839)	—	(7.839)
Balance at 30 September 2010	3.035.208	357.500	2.939.106		382.775	(11.152)	(1.762.660)	(416.742)	(428.090)	—	3.937.466	8.033.411	1.273.673	9.307.084
Movements from 1.10.2010 to 31.12.2010	1.745.244	—	5.859		—	6.251	(62.062)	(182.919)	(19.506)	(10.212)	138.834	1.621.489	(23.220)	1.598.269
Balance at 31 December 2010 & at 1 January 2011	4.780.452	357.500	2.944.965		382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353
Other Comprehensive Income	—	—	—		—	—	340.537	(838.843)	(9.400)	(3.017)	(25.851)	(536.574)	(4.617)	(541.191)
Net profit/(loss) for the period	—	—	—		—	—	—	—	—	—	(1.346.045)	(1.346.045)	21.470	(1.324.575)
Total Comprehensive Income	—	—	—		—	—	340.537	(838.843)	(9.400)	(3.017)	(1.371.896)	(1.882.619)	16.853	(1.865.766)
Share capital issue costs**	—	—	(1.677)		—	—	—	—	—	—	—	(1.677)	—	(1.677)
Issue & repurchase of preferred securities	—	—	—		—	—	—	—	—	—	10.858	10.858	(30.238)	(19.380)
Dividends to preferred securities	—	—	—		—	—	—	—	—	—	(17.026)	(17.026)	—	(17.026)
Dividends to preference shares**	—	—	—		—	—	—	—	—	—	(700)	(700)	—	(700)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—		—	—	(38.107)	—	—	—	225.418	187.311	(768.073)	(580.762)
(Purchases)/ disposals of treasury shares	—	—	—		—	4.407	—	—	—	—	(4.549)	(142)	—	(142)
Balance at 30 September 2011	4.780.452	357.500	2.943.288		382.775	(494)	(1.522.292)	(1.438.504)	(456.996)	(13.229)	2.918.405	7.950.905	468.995	8.419.900

*   The issue costs relate to the share capital increase that was approved on 10 September 2010 and concluded on 25 October 2010

**The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 11 to 27 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the period ended 30 September 2011

	Share capital		Share premium			Available for	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares		Preference shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2010	3.035.208	357.500	2.953.106		382.775	(711.564)	(422)	2.207.558	8.224.161
Other Comprehensive Income	—	—	—		—	(659.051)	210	—	(658.841)
Net profit/(loss) for the period	—	—	—		—	—	—	(380.460)	(380.460)
Total Comprehensive Income	—	—	—		—	(659.051)	210	(380.460)	(1.039.301)
Share capital issue costs, net of tax	—	—	(14.000	)*	—	—	—	—	(14.000)
Dividends to preference shares	—	—	—		—	—	—	(70.858)	(70.858)
Share based payments	—	—	—		—	—	—	12.306	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—		—	—	—	1.879	1.879
Balance at 30 September 2010	3.035.208	357.500	2.939.106		382.775	(1.370.615)	(212)	1.770.425	7.114.187
Movements from 1.10.2010 to 31.12.2010	1.745.244	—	4.440		—	(102.683)	26	18.906	1.665.933
Balance at 31 December 2010 & at 1 January 2011	4.780.452	357.500	2.943.546		382.775	(1.473.298)	(186)	1.789.331	8.780.120
Other Comprehensive Income	—	—	—		—	476.019	755	—	476.774
Net profit/(loss) for the period	—	—	—		—	—	—	(1.543.194)	(1.543.194)
Total Comprehensive Income	—	—	—		—	476.019	755	(1.543.194)	(1.066.420)
Share capital issue costs**	—	—	(1.698)		—	—	—	—	(1.698)
Dividends to preference shares**	—	—	—		—	—	—	(700)	(700)
Balance at 30 September 2011	4.780.452	357.500	2.941.848		382.775	(997.279)	569	245.437	7.711.302

*   The issue costs relate to the share capital increase that was approved on 10 September 2010 and concluded on 25 October 2010

**The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 11 to 27 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2011

	Group		Bank
	9 month period ended		9 month period ended
€ 000’s	30.9.2011	30.9.2010	30.9.2011	30.9.2010
Cash flows from operating activities
Profit / (loss) before tax for the period	(1.732.980)	465.552	(2.037.483)	(347.815)
Adjustments for:
Non-cash items included in income statement and other adjustments:	3.330.610	1.016.491	2.661.172	709.143

Depreciation and amortisation on property & equipment, intangibles and investment property	164.040	167.470	62.384	62.924
Share based payments	—	12.306	—	10.530
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(124.422)	(71.700)	(99.626)	(51.563)
Credit provisions and other impairment charges	3.106.246	1.020.300	2.573.285	725.881
Provision for employee benefits	32.502	44.058	20.023	23.398
Share of profit of associates	(562)	(2.969)	—	—
Finance charge on put options of non-controlling interests	1.357	1.653	1.357	1.653
Dividend income from investment securities	(2.340)	(3.490)	(87.398)	(2.009)
Net (gain) / loss on disposal of property & equipment and investment property	1.918	1.737	102	5
Net (gain) / loss on disposal of investment securities	62.611	69.761	102.909	144.785
Interest from financing activities and results from repurchase of debt securities in issue	63.802	48.966	69.008	89.423
Valuation adjustment on instruments designated at FVTPL	34.305	(260.199)	19.128	(295.884)
Other non-cash operating items	(8.847)	(11.402)	—	—

Net (increase) / decrease in operating assets:	(1.109.713)	(4.233.812)	(208.334)	(2.064.327)
Mandatory reserve deposits with Central Bank	(630.387)	165.499	35.423	110.023
Due from banks	(231.111)	(777.732)	(241.277)	(1.499.863)
Financial assets at fair value through profit or loss	93.610	672.041	(52.245)	742.555
Derivative financial instruments assets	(1.403.095)	(924.119)	(917.443)	(877.662)
Loans and advances to customers	1.104.621	(3.464.385)	1.035.260	(597.600)
Other assets	(43.351)	94.884	(68.052)	58.220

Net increase / (decrease) in operating liabilities:	(3.652.903)	8.962.289	(3.067.797)	8.234.961
Due to banks	2.166.122	9.113.714	2.651.048	10.164.675
Due to customers	(7.482.091)	(1.042.155)	(7.133.105)	(2.274.388)
Derivative financial instruments liabilities	1.754.430	1.878.565	1.622.895	1.531.869
Retirement benefit obligations	(60.952)	(58.301)	(42.254)	(6.434)
Insurance related reserves and liabilities	(81.056)	215.194	—	—
Income taxes paid	(57.463)	(178.684)	(21.925)	(60.497)
Other liabilities	108.107	(966.044)	(144.456)	(1.120.264)
Net cash from operating activities	(3.164.986)	6.210.520	(2.652.442)	6.531.962

Cash flows from investing activities

Participation in share capital increase of subsidiaries	—	—	(89.381)	(63.821)
Acquisition of associates	(2.612)	(10.465)	(723)	(180)
Disposal of associates	—	708	—	—
Dividends received from investment securities & associates	5.124	4.169	87.398	2.009
Purchase of property & equipment, intangible assets and investment property	(160.749)	(176.330)	(48.813)	(66.536)
Proceeds from disposal of property & equipment and investment property	3.383	4.560	24	744
Purchase of investment securities	(8.469.485)	(15.749.347)	(2.986.882)	(5.895.873)
Proceeds from redemption and sale of investment securities	9.598.983	12.889.128	3.774.582	3.698.170
Net cash used in investing activities	974.644	(3.037.577)	736.205	(2.325.487)

Cash flows from financing activities

Proceeds from debt securities in issue and other borrowed funds	861.061	2.151.473	—	1.346.300
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1.011.883)	(1.342.812)	(98.041)	(586.687)
Acquisition of additional shareholding in subsidiaries	(44.240)	(77.494)	(43.288)	(77.494)
Disposal of subsidiary shareholding without loss of control	—	980	—	—
Proceeds from disposal of treasury shares	142.023	126.041	—	—
Repurchase of treasury shares	(142.165)	(133.880)	—	—
Dividends on preference shares	(23.980)	(53.234)	(23.980)	(53.234)
Dividends on preferred securities	(12.591)	(16.004)	—	—
Share capital issue costs	—	(17.949)	—	(17.949)
Net cash from financing activities	(231.775)	637.121	(165.309)	610.936
Effect of foreign exchange rate changes on cash and cash equivalents	(145.204)	31.901	(2.804)	31.506
Net increase in cash and cash equivalents	(2.567.321)	3.841.965	(2.084.350)	4.848.917
Cash and cash equivalents at beginning of period	6.315.444	2.919.176	8.749.334	4.061.537

Cash and cash equivalents at end of period	3.748.123	6.761.141	6.664.984	8.910.454

The notes on pages 11 to 27 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                            General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 171 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:
The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos

Executive Members
The Chief Executive Officer
Apostolos S. Tamvakakis

The Deputy Chief Executive Officers
Anthimos C. Thomopoulos
Alexandros G. Tourkolias
Leonidas T. Theoklitos

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Avraam J. Triantafyllidis	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.
Spiridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 29 November 2011.

Notes to the Financial Statements

Group and Bank

NOTE 2:                            Summary of significant accounting policies

2.1                     Basis of preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the nine month period ended 30 September 2011 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2010, which have been prepared in accordance with IFRS.

When necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Adoption of International Financial Reporting Standards (IFRS)

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2010, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2011

• IFRIC 14 “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” (Amendment “Prepayments of a Minimum Funding Requirement” November 2009) (effective for annual periods beginning on or after 1 January 2011). The amendment removes a consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The Group has applied this amendment, but there was no significant impact on the Consolidated and Bank financial statements.

• IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (effective for annual periods beginning on or after 1 July 2010). The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The Group has applied this Interpretation, but there was no significant impact on the Consolidated and Bank financial statements.

• IAS 32 “Financial Instruments: Presentation” (Amendment) (effective for annual periods beginning on or after 1 February 2010). The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The Group has applied this amendment, but there was no significant impact on the Consolidated and Bank financial statements.

• IAS 24 “Related parties” (Revised) (effective from 1 January 2011). The revised standard provides a partial exemption for government-related entities and a revised definition of a related party. The Group has applied this amendment, but there was no significant impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, May 2010 (effective for the Group’s annual period beginning on 1 January 2011). The Group has applied these amendments but there was no significant impact on the Consolidated and Bank financial statements.

2.3                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2010, except for the impairment assessment for Greek Government Bonds as discussed in Note 4.

Notes to the Financial Statements

Group and Bank

NOTE 3:                            Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9 month period ended 30 September 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group

Net interest income	928.577	546.172	294.326	46.300	295.829	681.953	100.987	2.894.144
Net fee and commission income	78.649	60.622	(72.041)	4.652	70.683	225.422	(355)	367.632
Other	(18.126)	(45.105)	(200.550)	123.333	3.371	32.309	(40.841)	(145.609)
Total operating income	989.100	561.689	21.735	174.285	369.883	939.684	59.791	3.116.167
Direct costs	(487.290)	(38.806)	(48.523)	(98.830)	(219.452)	(473.915)	(81.012)	(1.447.828)
Allocated costs and provisions	(1.022.125)	(421.332)	(1.518.242)	(160.650)	(137.808)	(103.654)	(38.070)	(3.401.881)
Share of profit of associates			(2.304)	806	605	276	1.179	562
Profit / (loss) before tax	(520.315)	101.551	(1.547.334)	(84.389)	13.228	362.391	(58.112)	(1.732.980)
Tax benefit / (expense)								408.405
Profit / (loss) after tax								(1.324.575)
Non-controlling interests								(21.470)
Profit attributable to NBG shareholders								(1.346.045)

Segment assets as at 30 September 2011
Segment assets	28.330.724	17.891.922	29.954.431	2.320.649	9.982.320	20.653.320	5.316.477	114.449.843
Deferred tax assets and Current income tax advance								1.049.539
Total assets								115.499.382

Segment assets as at 31 December 2010
Segment assets	30.079.448	18.957.278	29.793.880	3.052.124	10.506.104	20.619.183	7.129.220	120.137.237
Deferred tax assets and Current income tax advance								607.368
Total assets								120.744.605

Breakdown by business segment

9 month period ended 30 September 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	1.070.263	453.824	353.541	39.361	355.782	810.819	50.018	3.133.608
Net fee and commission income	94.803	56.251	43.752	5.546	76.071	176.579	(5.541)	447.461
Other	(16.299)	(48.932)	(311.174)	82.461	20.454	29.909	(3.542)	(247.123)
Total operating income	1.148.767	461.143	86.119	127.368	452.307	1.017.307	40.935	3.333.946
Direct costs	(511.831)	(39.620)	(58.241)	(122.343)	(220.989)	(457.767)	(116.580)	(1.527.371)
Allocated costs and provisions	(841.647)	(171.859)	(21.216)	(6.880)	(155.888)	(110.893)	(35.609)	(1.343.992)
Share of profit of associates	—	—	1.327	722	835	129	(44)	2.969
Profit / (loss) before tax	(204.711)	249.664	7.989	(1.133)	76.265	448.776	(111.298)	465.552
Tax benefit / (expense)								(174.875)
Profit / (loss) after tax								290.677
Non-controlling interests								(31.796)
Profit attributable to NBG shareholders								258.881

Notes to the Financial Statements

Group and Bank

NOTE 4:                            Credit provisions and other impairment charges

	Group		Bank
	30.09.2011	30.09.2010	30.09.2011	30.09.2010
a. Impairment charge for credit losses
Due from banks	115	(13)	—	—
Loans and advances to customers	1.310.137	991.481	1.074.193	717.261
	1.310.252	991.468	1.074.193	717.261
b. Impairment charge for securities
Equity securities	91.275	12.948	30.830	6.111

c. Other provisions and impairment charges
Impairment of investment property, property and equipment and software & other intangible assets	3.026	864	—	—
Legal and other provisions	38.787	—	38.787	—
	41.813	864	38.787	—

Total	1.443.340	1.005.280	1.143.810	723.372

	Group		Bank
	30.09.2011	30.09.2010	30.09.2011	30.09.2010

Impairment of Greek Government Bonds (GGBs)
July PSI eligible GGBs classified as loans and advances to customers	98.720	—	98.720	—
Available-for-sale, held-to-maturity and loans-and-receivables debt securities	1.546.511	—	1.328.394	—
Impairment of GGBs, before tax	1.645.231	—	1.427.114	—
Tax (benefit) /expense	(306.236)	—	(285.423)	—
Impairment of GGBs, net of tax	1.338.995	—	1.141.691	—

As of 30 June 2011, the Group and the Bank recognized an impairment charge in the income statement of €1.645 million and €1.427 million before tax, respectively, on GGBs that were eligible for exchange under the voluntary debt exchange programme for the Private Sector (“PSI”), as agreed at the Eurozone Summit on the 21 July 2011 and confirmed by the letter sent by the Hellenic Republic Ministry of Finance on 25 August 2011, to all regulated holders of GGBs regarding holdings of GGBs.

The above impairment charge included the recycling in the income statement of €939 million and €828 million before tax for the Group and the Bank, respectively, that were previously recognized in OCI. The additional impairment charge of €706 million and €599 million before tax for the Group and the Bank, respectively, for held-to-maturity and loans-and-receivables eligible GGBs represented the difference between the carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate, under the assumption that the Group would voluntarily participate with 100% of the July PSI-eligible GGBs and that all cash flows under the modified terms would be received when contractually due.

Although, the exchange was originally scheduled for October 2011, the initial PSI plan was not implemented and EU authorities formulated a new package to support Greece and enhance its debt sustainability. At the European Summit on 26 October 2011, the Heads of States of Eurozone agreed on a comprehensive set of measures, including a voluntary bond exchange with a nominal discount of 50% on notional Greek debt held by private investors. Together with an ambitious reform programme for the Greek economy, supporting growth, the new PSI (“PSI+”) should secure the reduction of the Greek debt to GDP ratio to 120% by 2020. The new programme is expected to be agreed by the end of 2011 and the exchange of bonds to be implemented at the beginning of 2012.

The terms of the new bonds to be offered in this exchange programme (tenor, interest rate, applicable law, credit enhancement), as well as which bonds will be eligible for exchange have not been defined yet.

Therefore, the uncertainties surrounding all the details of the new assistance package prevent both the determination of the appropriate accounting treatment (i.e. whether the treatment of the continuing relationship adopted at 30 June 2011 is appropriate or a different treatment, for example de-recognition of the existing bonds, should be adopted) and the reliable estimate of the impact on the estimated future cash flows for impairment calculation purposes.  Based on the above, no additional impairment was recognized on GGBs held by the Group as at 30 September 2011. The impact of PSI+ will be calculated and recorded when the terms of the exchange programme are known and a reliable estimate regarding the impact can be made.

Information about our GGBs holdings is presented in Note 8.

Notes to the Financial Statements

Group and Bank

NOTE 5:                            Tax expense

	Group		Bank
	9 month period ended		9 month period ended
	30.9.2011	30.9.2010	30.9.2011	30.9.2010

Non off-settable taxes in accordance with Law 3842/2010	—	52.975	—	52.975
Social responsibility tax in accordance with Law 3845/2010	—	39.585	—	34.956
Social responsibility tax and non off-settable taxes	—	92.560	—	87.931

Current tax	113.286	125.466	12.584	2.967
Tax on the impairment of Greek Government Bonds (Note 4)	(306.236)	—	(285.423)	—
Deferred tax	(215.455)	(43.151)	(221.450)	(58.253)
Tax (benefit) / expense	(408.405)	82.315	(494.289)	(55.286)

Total	(408.405)	174.875	(494.289)	32.645

The nominal corporation tax rate for the Bank for 2010 was 24%.

The new Law 3943/2011 which was enacted in March 2011 provides that for the periods commencing from 1 January 2011 thereon, the nominal corporation tax rate is reduced to 20%.

Furthermore, upon profit distribution a 25% withholding tax is imposed on distributed profits.

Based on the new tax rate, the Group adjusted the deferred tax asset and liability amounts accordingly.

In accordance with par. 3, article 10 of Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which was reflected in the Bank’s corporate income tax return for the year 2009 was not refunded provided that it related to taxes withheld on bond interest income.

In accordance with Law 3845/2010 “Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund”, a non-recurring tax was imposed on legal entities for social responsibility purposes and was calculated on the total net income for the year 2009, provided that it exceeded €100.

NOTE 6:                            Earnings / (losses) per share

	Group		Bank
	9 month period ended		9 month period ended
	30.9.2011	30.9.2010	30.9.2011	30.9.2010

Profit/(loss) for the period attributable to NBG equity shareholders	(1.346.045)	258.881	(1.543.194)	(380.460)
Less: dividends on preference shares and preferred securities	(17.726)	(92.023)	(700)	(70.858)
Add: gain on redemption of preferred securities, net of tax	10.858	35.511	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders	(1.352.913)	202.369	(1.543.894)	(451.318)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	955.108.897	714.037.183	956.090.482	714.427.232

Earnings / (losses) per share - Basic and diluted	€(1,42)	€0,28	€(1,61)	€(0,63)

As at 30 September 2011, all the share option programs had lapsed, therefore no dilutive potential ordinary shares exist, whereas for the 9 month period ended 30 September 2010, the number of potential dilutive ordinary shares was nil due to the fact that for the said period, the exercise price of the share options outstanding was higher than the average market price of the Bank’s shares.

Notes to the Financial Statements

Group and Bank

NOTE 7:                            Loans and advances to customers

	Group		Bank
	30.9.2011	31.12.2010	30.9.2011	31.12.2010
Mortgages	24.520.934	25.565.711	20.181.225	20.796.403
Consumer loans	8.758.252	7.948.451	5.202.631	5.296.057
Credit cards	5.325.788	5.394.477	1.586.060	1.808.126
Small business lending	6.013.557	6.420.508	3.820.005	4.122.619
Retail lending	44.618.531	45.329.147	30.789.921	32.023.205
Corporate and public sector lending	34.643.971	35.494.342	28.518.482	28.471.165
Total before allowance for impairment on loans and advances to customers	79.262.502	80.823.489	59.308.403	60.494.370
Less: Allowance for impairment on loans and advances to customers	(4.544.982)	(3.561.619)	(3.280.977)	(2.251.379)
Total	74.717.520	77.261.870	56.027.426	58.242.991

Included in the Group’s loans and advances to customers, as at 30 September 2011, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €315.367 (31 December 2010: €562.083). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 30 September 2011, Corporate and Public sector lending for the Bank and the Group includes a loan to Greek state of €6.030 million (31 December 2010: €5.719 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Securitization of loans

On 28 February 2011, Revolver 2008-1 Plc proceeded with the cancelation of class A notes of €500 million and changed the interest rates on the class A notes to 2,6% per annum fixed and the class B notes to 2,9% per annum fixed. The class A notes are currently rated B- by Fitch and CCC by Standard & Poors.

On 20 September 2011, Spiti Plc, a Special Purpose Entity incorporated in England and Wales, issued €1.749,5 million Asset Backed Floating Rate Notes due in September 2058, backed by securitized residential mortgages. The Notes are split into €1.500 million class A notes with interest paid semi-annually at a rate of six month Euribor plus a margin of 400 bps and €249,5 million class B notes with interest paid semi-annually at a rate of six month Euribor plus a margin of 700 bps.

On 23 September 2011, Autokinito Plc, a Special Purpose Entity incorporated in England and Wales, issued €496,5 million Asset Backed Floating Rate Notes due in September 2023, backed by securitized auto loans. The Notes are split into €400,0 million class A notes with interest paid semi-annually at a rate of six month Euribor plus a margin of 200 bps and €96,5 million class B notes with interest paid semi-annually at a rate of six month Euribor plus a margin of 350 bps.

On 23 September 2011, Agorazo Plc, a Special Purpose Entity incorporated in England and Wales, issued €1.662,8 million Asset Backed Floating Rate Notes due in September 2033, backed by securitized consumer loans. The Notes are split into €1.250,0 million class A notes with interest paid semi-annually at a rate of six month Euribor plus a margin of 300 bps and €412,8 million class B notes with interest paid semi-annually at a rate of six month Euribor plus a margin of 450 bps.

The above notes are held by the Bank and therefore are not presented as liabilities on Statement of Financial Position.

Covered bonds

On 6 May 2011, the Bank issued the 5th series of covered bonds of €500 million, under its €15 billion covered bonds programme and due in September 2013 (with an additional ten-year extension option), bearing interest at the ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis.

On 6 May 2011, the Bank issued the 6th series of covered bonds of €1,3 billion, under its €15 billion covered bonds programme and due in September  2014 (with an additional ten-year extension option), bearing interest at the ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis.

Furthermore, on the same day and under the first covered bond programme of €10 billion, the Bank proceeded with the cancellation of:

•                      €650 million covered bonds, which was part of the 1st series of €1 billion, issued on 28 November 2008,

•                      €800 million covered bonds, which was part of the 2nd series of €1 billion, issued on 28 November 2008, and

•                      €350 million covered bonds, which was part of the 5th series of €1 billion, issued on 11 May 2010.

On 2 June 2011, the Bank proceeded with the cancellation of €150 million covered bonds which was part of the 2nd series of €1 billion, issued on 28 November 2008 and was part of the first covered bond programme of €10 billion.

On 20 June 2011, the Bank issued a 2nd tranche of €1 billion for the 5th series of covered bonds, under its second covered bonds programme of €15 billion, due in September 2013 (with a ten-year extension option) and bearing interest at the ECB’s refinancing rate plus a margin of 230 bps.

Furthermore, on the same day and under the first covered bond programme of €10 billion, the Bank proceeded with the cancellation of:

•                      €300 million covered bonds which was part of the 1st series of €1 billion, issued on 28 November 2008,

•                      €650 million covered bonds which was the remaining part of the 5th series of €1 billion issued on 11 May 2010.

Notes to the Financial Statements

Group and Bank

All the above covered bonds series issued under the second covered bonds programme of €15 billion are secured by residential mortgage loans and currently rated Ba3 by Moody’s and BBB- by Fitch.

Additionally, the above issues are not sold to investors and therefore are not presented within “Debt securities in issue”, since these securities are held by the Bank.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

NOTE 8:                            Greek government bonds and bonds issued by other peripheral countries in the Eurozone

The following table presents the GGBs (excluding treasury bills) held by the Group and the Bank, respectively, by category, separately for eligible and non-eligible GGBs.

	Group			Bank
Greek government bonds - 30 September 2011	Nominal amount	Carrying amount	Fair value	Nominal amount	Carrying amount	Fair value

July PSI eligible GGBs
Trading securities	3.296	2.056	2.056	2.544	1.746	1.746
Held-to-maturity and loans-and-receivables investment securities	9.017.106	7.647.420	4.869.145	6.630.106	5.459.375	3.636.639
Securities included in loans and advances to customers	791.829	775.853	550.340	791.829	775.853	550.340
Total July PSI eligible GGBs	9.812.231	8.425.329	5.421.541	7.424.479	6.236.974	4.188.725

July PSI non-eligible GGBs
Trading securities	7.140	1.810	1.810	7.140	1.810	1.810
Held-to-maturity and loans-and-receivables investment securities	4.345.639	3.910.306	2.236.772	2.798.735	2.505.541	1.475.811
Total July PSI non-eligible GGBs	4.352.779	3.912.116	2.238.582	2.805.875	2.507.351	1.477.621

Total GGBs	14.165.010	12.337.445	7.660.123	10.230.354	8.744.325	5.666.346

The fair value for the majority of GGBs is derived from quoted prices in HDAT (the electronic dealing platform for Greek government bonds). The fair value for remaining GGBs is estimated using internal models based on the discounted cash flow methodology.

The following table presents the impairment losses before tax recognized in the income statement for eligible GGBs (see Note 4).

	Group				Bank
Impairment losses on eligible Greek government bonds - 30 September 2011	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	% impairment losses	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	% impairment losses

July PSI eligible GGBs
Trading securities	2.056	—	—	n/a	1.746	—	—	n/a
Held-to-maturity and loans-and-receivables investment securities	8.255.186	(1.546.511)	(938.746)	(18,7)%	5.959.629	(1.328.394)	(828.140)	(22,3)%
Securities included in loans and advances to customers	874.573	(98.720)	—	(11,3)%	874.573	(98.720)	—	(11,3)%
Total July PSI eligible GGBs	9.131.815	(1.645.231)	(938.746)	(18,0)%	6.835.948	(1.427.114)	(828.140)	(20,9)%

The following tables present the carrying amount by maturity of the GGBs (excluding treasury bills) held by the Group and the Bank, respectively, by category, separately for eligible and non-eligible GGBs.

Notes to the Financial Statements

Group and Bank

	Group			Bank
Greek government bonds carrying amount by maturity - 30 September 2011	Maturing before July 2020	Maturing after July 2020	Total	Maturing before July 2020	Maturing after July 2020	Total

July PSI eligible GGBs
Trading securities	2.056	—	2.056	1.746	—	1.746
Held-to-maturity and loans-and-receivables investment securities	7.647.420	—	7.647.420	5.459.375	—	5.459.375
Securities included in loans and advances to customers	775.853	—	775.853	775.853	—	775.853
Total July PSI eligible GGBs	8.425.329	—	8.425.329	6.236.974	—	6.236.974

July PSI non-eligible GGBs
Trading securities	1.381	430	1.811	1.381	430	1.811
Held-to-maturity and loans-and-receivables investment securities	445.268	3.465.038	3.910.306	57.348	2.448.193	2.505.541
Total July PSI non-eligible GGBs	446.649	3.465.468	3.912.117	58.729	2.448.623	2.507.352

Total GGBs	8.871.978	3.465.468	12.337.446	6.295.703	2.448.623	8.744.326

The Group and the Bank hold Irish sovereign bonds in the trading category of nominal value €25,0 million and carrying amount €21,1 million. The Group and the Bank have no material holdings of sovereign bonds issued by Spain, Italy or Portugal.

NOTE 9:                            Goodwill, software and other intangibles assets

The Group’s decrease in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €(294.493).

The Group’s additions to goodwill, software and other intangible assets during the period ended 30 September 2011, amounted to €87.347, whereas the net disposals and write offs amounted to €(6.538).

The Bank’s additions to software and other intangible assets during the period ended 30 September 2011, amounted to €28.127, while disposals were nil.

NOTE 10:                     Investment property and property and equipment

The Group’s additions to property and equipment during the period ended 30 September 2011, amounted to €95.786, whereas net disposals and write offs amounted to €(5.286). The net additions to investment property during the period amounted to €28.685.

The Bank’s additions to property and equipment during the period ended 30 September 2011, amounted to €20.685, whereas net disposals were €(126).

NOTE 11:                     Due to customers

	Group		Bank
	30.9.2011	31.12.2010	30.9.2011	31.12.2010
Deposits:
Individuals	48.761.154	52.765.286	37.587.808	42.429.036
Corporate	9.299.427	11.148.001	5.582.542	6.270.173
Government and agencies	2.146.358	3.531.904	1.941.971	3.345.233
Total deposits	60.206.939	67.445.191	45.112.321	52.044.442
Securities sold to customers under agreements to repurchase	16.260	28.663	8.039	51.887
Other	444.760	565.183	326.578	374.679
Total	60.667.959	68.039.037	45.446.938	52.471.008

Notes to the Financial Statements

Group and Bank

	Group		Bank
	30.9.2011	31.12.2010	30.9.2011	31.12.2010
Deposits:
Savings accounts	20.527.119	23.294.050	19.462.906	22.302.371
Time deposits	33.619.090	37.844.827	21.036.621	24.972.103
Current accounts	2.367.121	2.463.463	1.413.123	1.453.619
Sight deposits	3.263.274	3.449.706	2.784.242	2.928.667
Other deposits	430.335	393.145	415.429	387.682
	60.206.939	67.445.191	45.112.321	52.044.442
Securities sold to customers under agreements to repurchase	16.260	28.663	8.039	51.887
Other	444.760	565.183	326.578	374.679
	461.020	593.846	334.617	426.566
Total	60.667.959	68.039.037	45.446.938	52.471.008

Included in due to customers are deposits, which contain one or more embedded derivatives. The Bank has designated these deposits as financial liabilities at fair value through profit or loss. As at 30 September 2011, these deposits amount to €1.646.432 (31 December 2010: €1.240.756) for both the Group and the Bank.

NOTE 12:                     Debt securities in issue and other borrowed funds

On 24 March 2011, Finansbank redeemed the bonds of USD 110 million, obtained via a special purpose entity and issued in March 2006. As at 31 December 2010, part of this issue of USD 50,0 million was held by the Group.

On 11 May 2011, Finansbank issued Senior Unsecured Notes of USD 500 million, with a five year maturity and interest at 5,5%, paid semi-annually.

On 13 April 2011, Finansbank redeemed the credit card secured loan of TL 300 million, issued in March 2006.

On 20 June 2011, the Bank proceeded in the entire repurchase of the JPY 30 billion Subordinated Callable Fixed Rate Notes issued by the NBG Finance Plc in June 2005 and guaranteed on a subordinated basis by the Bank. The Notes mature in June 2035, however they could be redeemed at the option of the Bank in or after June 2015.

On 3 August 2011, the Bank proceeded with the repurchase and cancellation of €50 million covered bonds which was the remaining part of the 1st series of €1 billion and €50 million covered bonds which was the remaining part of the 2nd series of €1 billion, both of which were issued on 28 November 2008 and under the first covered bond program of €10 billion.

Financings under the Hellenic Republic bank support plan

On 7 June 2011, under the government guaranteed borrowings facility provided by Law 3723/2008 (pillar II), the Bank issued Floating Rate Notes of €1.925 million due in June 2014, bearing interest at a rate of 3-month Euribor plus 1.200 bps per annum and payable on a quarterly basis. The bonds are held by the Bank and are currently rated Caa2 by Moody’s.

Notes to the Financial Statements

Group and Bank

NOTE 13:                     Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at 30 September 2011 the Group and the Bank have provided for cases under litigation the amounts of €53,0 million and €45,1 million respectively (31 December 2010: €43,6 million and €32,7 million respectively).

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the Group’s and the Bank’s net assets. The Bank has been audited by the tax authorities up to and including the year 2008. For the subsidiaries and associates regarding unaudited tax years refer to Note 20.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.9.2011	31.12.2010	30.9.2011	31.12.2010
Commitments to extend credit*	16.469.947	18.208.882	8.272.734	10.757.701
Standby letters of credit and financial guarantees written	6.282.899	6.684.876	4.034.405	4.528.057
Commercial letters of credit	589.461	539.790	117.182	136.969
Total	23.342.307	25.433.548	12.424.321	15.422.727

* Commitments to extend credit at 30 September 2011 include amounts of €1.892 million for the Group (31 December 2010: €901 million) and €104 million for the Bank (31 December 2010: €238 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	30.9.2011	31.12.2010	30.9.2011	31.12.2010
Assets pledged as collateral	23.497.483	26.825.899	20.356.370	23.757.003

As at 30 September 2011, the pledged amounts relate to:

•                  trading and investment debt securities of €11.877 million pledged mainly for funding purposes with the ECB, the EIB and other central banks, as well as, for the purposes of transactions through TARGET with the Bank of Greece and with the derivatives clearing house (ETESEP),

•                  bonds covered with mortgage loans amounting to €6.877 million,

•                  special Greek government bonds of €787 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses, and

•                  loans and advances to customers amounting to €3.957 million pledged mainly with Bank of Greece for funding purposes.

Additionally, the Bank has pledged with the ECB for funding purposes Floating Rate notes of €13.891 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank.

e. Operating lease commitments

	Group		Bank
	30.9.2011	31.12.2010	30.9.2011	31.12.2010
No later than 1 year	81.360	81.145	90.179	89.482
Later than 1 year and no later than 5 years	253.395	253.369	351.910	343.778
Later than 5 years	138.106	144.125	1.060.929	1.061.220
Total	472.861	478.639	1.503.018	1.494.480

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangea Reic, a real estate investment company of the Group.

Notes to the Financial Statements

Group and Bank

NOTE 14:                     Share capital, share premium and treasury shares

Share Capital and share premium

The total paid-up share capital of the Bank amounts to €5.137.952 divided into a) 956.090.482 ordinary shares of a nominal value of €5,0 each, b) 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each, and c) 70.000.000 redeemable preference shares of the Greek State of a nominal value of €5,0 each, in accordance with the Law 3723/2008.

There were no movements in the Bank’s share capital and the Bank’s and the Group’s share premium in the 9-month period ended 30 September 2011, other than those in deferred taxes due to change in tax rates .

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares. At a Group level, the treasury shares transactions are conducted by National Securities S.A.

At 30 September 2011, the treasury shares transactions are summarized as follows:

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2010	337.350	10.626	—	—
Purchases	15.620.293	157.376	—	—
Sales	(15.213.954)	(163.101)	—	—
At 31 December 2010	743.689	4.901	—	—

Purchases	27.817.131	142.165	—	—
Sales	(28.397.883)	(146.572)	—	—
At 30 September 2011	162.937	494	—	—

NOTE 15:                     Tax effects relating to other comprehensive income / (expense) for the period

Group

	9 month period ended			9 month period ended
	30.9.2011			30.9.2010
	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(633.855)	75.614	(558.241)	(1.054.577)	233.548	(821.029)
Less: Reclassification adjustments included in the income statement	1.097.320	(198.536)	898.784	81.570	(22.765)	58.805
Available for sale securities	463.465	(122.922)	340.543	(973.007)	210.783	(762.224)
Currency translation differences	(869.311)	—	(869.311)	298.350	—	298.350
Net investment hedge	—	(9.400)	(9.400)	(145.036)	—	(145.036)
Cash flow hedge	(3.778)	755	(3.023)	—	—	—
Other comprehensive income / (expense) for the period	(409.624)	(131.567)	(541.191)	(819.693)	210.783	(608.910)

Bank

	9 month period ended			9 month period ended
	30.9.2011			30.9.2010
	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(320.963)	26.355	(294.608)	(1.017.294)	244.179	(773.115)
Less: Reclassification adjustments included in the income statement	963.283	(192.656)	770.627	150.084	(36.020)	114.064
Available for sale securities	642.320	(166.301)	476.019	(867.210)	208.159	(659.051)
Currency translation differences	755	—	755	210	—	210
Other comprehensive income / (expense) for the period	643.075	(166.301)	476.774	(867.000)	208.159	(658.841)

The tax on other comprehensive income has been effected by the change of the nominal tax rate to 20%, in accordance with Law 3943/2011, effective from 2011.

Notes to the Financial Statements

Group and Bank

NOTE 16:                     Dividends

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

In accordance with Law 3965/2011 (Government Gazette No 113-18/5/2011), for the year 2010, banks participating in the plan were allowed to distribute dividends only in the form of shares. However, these could not be treasury shares.

On 23 June 2011, the annual Ordinary General Meeting of the Bank’s shareholders approved the non-distribution of dividends to any class of shares, that is, to the redeemable preference shares held by the Greek State, the non-cumulative, non-voting redeemable preference shares and the ordinary shares.

NOTE 17:                     Acquisitions, disposals and other capital transactions

On 29 June 2011, the Bank acquired 49,9% of CPT Investments Ltd from Credit Suisse A.G. The total consideration amounted to €587,8 million of which amount of €42,9 million was paid in cash. The remaining amount of €544,9 million related to waive of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd.

On 20 July 2011, the Board of Directors of Ethnodata S.A. and its wholly owned subsidiary Ethnoplan S.A., approved the merger of the two companies with the absorption of the second by Ethnodata S.A.  The merger balance sheet date was the 30 June 2011, therefore from 1 July 2011 onwards the activities of the pre-merged companies are carried out by Ethnodata S.A.

NOTE 18:                     Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 9 month period ended 30 September 2011 and 2010 and the significant balances outstanding at 30 September 2011 and 31 December 2010 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 30 September 2011, loans, deposits and letters of guarantee, at Group level, amounted to €32,6 million, €12,4 million and nil respectively (31 December 2010: €256,3 million, €22,2 million and €13,6 million respectively), whereas the corresponding figures at Bank level amounted to €31,9 million, €6,2 million and nil (31 December 2010: €254,7 million, €18,1 million and €13,6 million respectively).

Total compensation to related parties amounted to €12,3 million (30 September 2010: €12,1 million) for the Group and to €6,1 million (30 September 2010: €4,8 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.9.2011	31.12.2010	30.9.2011	31.12.2010

Assets	4.475	8.342	8.061.310	8.326.023
Liabilities	11.356	17.440	4.100.962	4.452.150
Letters of guarantee, contingent liabilities and other off balance sheet accounts	15.260	13.367	2.828.546	2.378.490

	9 month period ended		9 month period ended
	30.9.2011	30.9.2010	30.9.2011	30.9.2010

Interest, commission and other income	2.230	1.763	151.477	119.515
Interest, commission and other expense	7.257	6.304	199.596	160.925

Notes to the Financial Statements

Group and Bank

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 September 2011, amounted to €372,3 million (31 December 2010: €298,1 million for the Group and the Bank).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 September 2011, amounted to €98,4 million and €18,1 million respectively (31 December 2010: €87,6 million and €8,5 million respectively).

NOTE 19:                     Capital adequacy and credit ratings

The capital adequacy ratios are calculated in accordance with the Basel II provisions. The Group and the Bank ratios for capital adequacy purposes as at 30 September 2011, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

In July 2011, the Bank participated successfully in the EU-wide stress testing exercise of European banks.

The adverse shock scenarios of the stress tests for loan book quality generated an estimate of €4,3 billion for Group provisions for the two years 2011-2012, with accumulated impairment losses for the Group at year-end 2012 being estimated at the high level of 10,5% of total loans.

According to the output of the stress test, and under the assumptions of the worst case scenario, the estimated Core Tier I ratio under extreme conditions would be 7,7% in 2012 compared with 11,9% at the end of 2010. If the Hellenic Republic preference shares totaling €350 million are excluded from calculations, the ratio would stand at 7,2% at the end of 2012, a level that is still well above the 5% benchmark set by the European Banking Authority for the purposes of the exercise.

Capital adequacy (amounts in € million)

	Group		Bank
	30.9.2011	31.12.2010	30.9.2011	31.12.2010
Capital:
Upper Tier I capital	8.223	10.386	7.563	9.170
Lower Tier I capital	1.125	1.156	740	740
Deductions	(2.317)	(2.584)	(450)	(285)
Tier I capital	7.031	8.958	7.853	9.625
Upper Tier II capital	3	(11)	408	421
Lower Tier II capital	446	563	446	564
Deductions	(327)	(199)	(854)	(719)
Total capital	7.153	9.311	7.853	9.891
Total risk weighted assets	65.657	68.198	50.400	53.347
Ratios:
Tier I	10,7%	13,1%	15,6%	18,0%
Total	10,9%	13,7%	15,6%	18,5%

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Caa2	NP	E	Negative
Standard & Poor’s	CCC	C	—	Negative
Fitch	B-	B	F	Negative watch

Notes to the Financial Statements

Group and Bank

NOTE 20:                     Group companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	30.9.2011	31.12.2010	30.9.2011	31.12.2010
National Securities S.A.	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2010	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2009-2010	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2010	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (3)	Greece	2005-2010	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2010	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2010	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2010	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2006-2008 & 2010	99,81%	99,80%	82,23%	82,22%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2010	94,11%	94,11%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2006-2010	99,77%	99,76%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2006-2010	99,77%	99,76%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2006-2010	86,46%	75,44%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2006-2010	99,71%	99,71%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2010	99,81%	99,80%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009-2010	99,81%	99,80%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2010	99,81%	99,80%	—	—
NBG Malta Holdings Ltd	Malta	2006-2010	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2010	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2010	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2010	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2010	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2010	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2010	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia (2)	Bulgaria	—	—	100,00%	—	92,00%
NBG Securities Romania S.A.	Romania	2006-2010	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2010	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	2010	99,29%	99,29%	—	—
NBG Leasing IFN S.A.	Romania	2007-2010	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2010	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2010	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2010	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2010	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2005-2010	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2005-2010	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2010	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (3)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2010	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2010	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2009-2010	99,71%	99,71%	94,36%	94,36%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2010	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2010	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2010	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2010	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2010	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2010	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2010	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	—	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	—	—	—	—	—
Spiti Plc (Special Purpose Entity) (4)	U.K.	—	—	—	—	—
Autokinito Plc (Special Purpose Entity) (4)	U.K.	—	—	—	—	—
Agorazo Plc (Special Purpose Entity) (4)	U.K.	—	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2010	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2009-2010	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	50,10%	100,00%	50,10%

(*)  % of participation includes the effect of put and call option agreements.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) From 2nd quarter 2011 ETEBA Bulgaria A.D., Sofia is not included in NBG Group accounts.

(3) Companies under liquidation.

(4) Special Purpose Entities incorporated in 2011 (Note 7).

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	30.9.2011	31.12.2010	30.9.2011	31.12.2010
Social Securities Funds Management S.A.	Greece	2010	20,00%	20,00%	20,00%	20,00%
Larco S.A. *	Greece	2009-2010	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2010	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2010	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A. (1)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	1.1.2007-30.06.2010	33,30%	31,18%	33,30%	31,18%
Pyrrichos Real Estate S.A.	Greece	2010	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A.	Greece	2010	35,00%	35,00%	35,00%	35,00%
Europa Insurance Co. S.A. *	Greece	2010	20,00%	20,00%	—	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	2009-2010	33,27%	33,26%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2010	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2009-2010	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2010	19,98%	19,98%	—	—

* Larco S.A. and Europa Insurance Co. S.A. have been classified as non-current assets held for sale.

(1) Under liquidation

NOTE 21:                     Events after the reporting period

In accordance with Law 4021/2011 “Enhanced measures for the supervision and restructuring of Credit Institutions — Regulation of issues of financial nature — Ratification of the European Financial Stability Facility (“EFSF”) Framework-Agreement and its amendments and other provisions”, which enacted on 3 October 2011 (Government Gazette No 218), an extraordinary duty was imposed on real estate through the Public Power Corporation electricity bill.

On 31 October 2011, Finansbank issued bonds with nominal value of TL 150 million and 177 days maturity.

On 24 November 2011, Finansbank completed the bond issue with nominal value of TL 200 million and 177 days maturity.

NOTE 22:                     Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.9.2011	1.1 - 30.9.2011	1.1 - 30.9.2010
ALL	EUR	0,00709	0,00725	0,00741
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,12189	0,12062	0,13726
GBP	EUR	1,15387	1,14819	1,16687
MKD	EUR	0,01626	0,01637	0,01638
RON	EUR	0,22949	0,23821	0,23980
TL	EUR	0,39841	0,43918	0,50063
USD	EUR	0,74058	0,71131	0,76132
RSD	EUR	0,00988	0,00987	0,00989
ZAR	EUR	0,09167	0,10234	0,10232

Notes to the Financial Statements

Group and Bank

NOTE 23:                     Reclassifications

Reclassifications of financial assets

Group

In 2011, the Group reclassified €795,4 million Greek government bonds from available-for-sale into held-to-maturity because it now intends to hold these bonds until maturity.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2011, the carrying amount of the securities reclassified in 2010 and have not matured, or been sold is €7.174,4 million. The market value of these securities is €4.323,6 million. During the 9-month period ended 30 September 2011, €356,2 million interest income and €790,7 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the 9-month period ended 30 September 2011 would have been lower by €56,1 million (€46,0 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €822,9 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2011, the carrying amount of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €568,9 million. The market value of these securities is €309,1 million. During the 9-month period ended 30 September 2011, €7,8 million interest income, €0,2 million dividend income and €7,6 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the 9-month period ended 30 September 2011 would have been lower by €97,9 million (€98,3 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €7,6 million.

Bank

In 2011, the Bank reclassified €795,4 million Greek government bonds from available-for-sale into held-to-maturity because it now intends to hold these bonds until maturity.

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2011, the carrying amount of the securities reclassified in 2010 and have not matured, or been sold is €5.517,6 million. The market value of these securities is €3.312,7 million. During the 9-month period ended 30 September 2011, €280,9 million interest income and €739,2 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the 9-month period ended 30 September 2011 would have been lower by €45,3 million (€36,2 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €595,1 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 30 September 2011, the carrying amount of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €109,4 million. The market value of these securities is €96,1 million. During the 9-month period ended 30 September 2011, €2,1 million interest income, €0,1 million dividend income and €1,1 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the 9-month period ended 30 September 2011 would have been lower by €0,1 million (€0,1 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €3,1 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Income Statement

	Group			Bank
	9 month period ended 30.9.2010			9 month period ended 30.9.2010
	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Interest and similar income	4.770.092	4.744.955	25.137	—	—	—
Fee and commission income	513.177	538.314	(25.137)	—	—	—
Net trading income / (loss) and results from investment securities	(260.903)	(273.851)	12.948	(467.274)	(473.385)	6.111
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(147.411)	(148.275)	864	—	—	—
Credit provisions and other impairment charges	(1.005.280)	(991.468)	(13.812)	(723.372)	(717.261)	(6.111)
Total	3.869.675	3.869.675	—	(1.190.646)	(1.190.646)	—

In cash flow statement, the amount of €980 presented under investing activities in 30 September 2010, was reclassified under financing activities and relates to disposal of subsidiary shareholding without loss of control whereas the amount of €77.494 relating to acquisition of additional shareholding in subsidiaries presented under investing activities in 30 September 2010 was reclassified under financing activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: November 29th, 2011
Chief Executive Officer